Exhibit 99.2

Press Release

Eltek Reports Fourth Quarter and Full Year 2013
Financial Results

PETACH-TIKVA, Israel, April 28, 2014 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the full year ended December 31, 2013.

Full year of 2013:

Revenues for the full year ended December 31, 2013 were $50.2 million compared to revenues of $45.6 million recorded in 2012.

Gross profit for the full year of 2013 was $8 million (15.9% of revenues) compared to gross profit of $7.8 million (17.1% of revenues) in 2012.

Operating profit for the full year of 2013 was $1.3 million (2.5% of revenues) compared to operating profit of $1.3 million (2.8% of revenues) in 2012.

During 2013, the Company recognized a tax benefit of $3 million from deferred tax assets. Based on three consecutive years of profitable operations, the Company considered it to be more likely than not that those assets would be realized.

During 2012, the Company recorded an impairment of goodwill charge in the amount of $481,000 and related financial expenses of $135,000 associated with the write down of its investment in its German subsidiary, Kubatronik Leiterplatten GmbH. Operating profit before such impairment amounted to $1.8 million (3.9% of revenues) in fiscal 2012.

Net profit after the tax benefit was $3.8 million or $0.53 per fully diluted share for the full year of 2013, compared to net profit of $690,000 or $0.10 per fully diluted share in 2012.

Before the tax asset recognition in 2013, and before the above mentioned impairment charge and related financial expense recorded in 2012, net profit for the full year of 2013 (on a non-GAAP basis) was $848,000, or $0.12 per fully diluted share, compared to $1.3 million, or $0.20 per fully diluted share in the full year of 2012.

The earnings per share calculation for 2012 does not include the effect of our sale of 3,532,655 shares to Nistec Ltd. in November 2013.

Fourth Quarter 2013:

Revenues for the quarter ended December 31, 2013 were $12.7 million compared with revenues of $11.4 million recorded in the fourth quarter of 2012.

Gross profit for the fourth quarter of 2013 was $1.8 million (14% of revenues) compared with gross profit of $1.8 million (16.2% of revenues) in the fourth quarter of 2012.

Operating loss for the fourth quarter of 2013 was $185,000 (1.5% of revenues) compared to operating loss of $178,000 (1.6% of revenues) in the fourth quarter of 2012. Operating profit before the above mentioned impairment amounted to $303,000 in the fourth quarter of 2012.

Net profit after the tax benefit was $2.8 million or $0.39 per fully diluted share for the fourth quarter of 2013, compared to a net loss of $322,000 or $0.05 per fully diluted share, in the fourth quarter of 2012.

Before the tax asset recognition in 2013, and before the above mentioned impairment charge and related financial expense recorded in 2012, net loss for the fourth quarter of 2013 (on a non-GAAP basis) was $271,000 or $0.04 per fully diluted share, compared to net profit of $294,000 or $0.04 per fully diluted share in the fourth quarter of 2012.

The earnings per share calculation for 2012 does not include the effect of our sale of 3,532,655 shares to Nistec Ltd. in November 2013.

EBITDA:
In the fourth quarter of 2013, Eltek had EBITDA of $321,000 compared with EBITDA of $746,000 in the fourth quarter of 2012. During the full year of 2013, Eltek had EBITDA of $3 million compared with EBITDA of $3.5 million in 2012.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am pleased to report that we had record revenues in 2013. Based on Nistec's investment in the Company, we are in contact with leading banks in order to reduce the interest rates we are charged, and to receive new long term loans. This will help us continue to make our planned capital expenditures, that are geared towards achieving additional improvements in our operations."

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's website at www.eltekglobal.com.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Revenues	12,673	11,355	50,235	45,646
Costs of revenues	(10,905)	(9,515)	(42,242)	(37,836)

Gross profit	1,769	1,840	7,993	7,810

Selling, general and administrative expenses	(1,954)	(1,537)	(6,721)	(6,040)

Impairment loss on goodwill	-	(481)	-	(481)

Operating profit (loss)	(185)	(178)	1,271	1,288

Financial income (expenses), net	(95)	(149)	(439)	(543)

Profit (loss) before other income, net	(280)	(327)	832	745

Other income, net	(22)	(3)	(26)	2

Profit (loss) before income tax expenses	(302)	(330)	806	748

Income tax (expenses), net	3,045	(9)	2,975	(52)

Net Profit (loss)	2,743	(339)	3,781	696

Net profit (loss) attributable to non controlling interest	(30)	(17)	(42)	6

Net Profit (loss) attributable to controlling interest / Eltek	2,774	(322)	3,823	690

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.39	(0.05)	0.53	0.10

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	7,199	6,610	7,199	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2013	2012
Assets

Current assets
Cash and cash equivalents	2,514	1,935
Receivables: Trade, net of provision for doubtful accounts	9,127	6,662
Other	452	259
Inventories	6,109	5,244
Prepaid expenses	153	158

Total current assets	18,355	14,258

Deferred taxes	2,863	-

Assets held for employees' severance benefits	53	47

Fixed assets, less accumulated depreciation	10,108	9,075

Goodwill	75	69

Total assets	31,454	23,449

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,818	5,105
Accounts payable: Trade	9,229	6,110
Related parties	-	1,336
Other	5,311	4,419

Total current liabilities	16,358	16,970

Long-term liabilities
Long term debt, excluding current maturities	1,412	728
Employee severance benefits	337	215

Total long-term liabilities	1,749	943

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 in 2012 and 10,142,762 in 2013	1,985	1,384
Additional paid-in capital	17,270	14,328
Cumulative foreign currency translation adjustments	3,186	2,713
Capital reserve	695	695
Accumulated deficit	(9,885)	(13,708)
Shareholders' equity	13,251	5,412
Non controlling interest	96	124
Total equity	13,347	5,536
Total liabilities and shareholders' equity	31,454	23,449

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2013
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

GAAP net Income (loss)	2,774	(322)	3,823	690
Add back items:

Financial (income) expenses, net	95	149	439	543
Income tax (benefit) expense	(3,045)	9	(2,975)	52
Depreciation and amortization	498	910	1,739	2,253
Adjusted EBITDA	321	746	3,026	3,538

Eltek Ltd.
Unaudited Non-GAAP Reconciliations
For the period ended December 31, 2013
(In thousands US$)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Net profit (loss) before Tax benefit and goodwill impairment charge and financial expenses associated with the write down of the investment in Kubatronik (non-GAAP)

Add back items:	(271)	294	848	1,306

Income tax (benefit) expense	3,045	-	2,975	-
Goodwill impairment charge	-	(481)	-	(481)
financial expenses associated with the write down of the investment in Kubatronik	-	(135)	-	(135)
GAAP net loss	2,774	(322)	3,823	690